

July 23, 2015

Via E-mail
Mr. Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
9701 Wilshire Boulevard, Suite 700
Beverly Hills, CA 90212

  Re: Kennedy-Wilson Holdings, Inc.
    Form 10-K for the year ended December 31, 2014
    Filed on March 2, 2015
    File No. 001-33824

    Kennedy-Wilson Holdings, Inc.
    Form 10-K/A for the year ended December 31, 2014
    Filed on March 27, 2015
    File No. 001-33824

Dear Mr. Enbody:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin Woody

          Kevin R. Woody
          Branch Chief